



Colossal Inc
66 Hamblins Hayway
Marstons Mills MA

A company owned and operated by veterans, providing a social media platform for public discourse and for veterans to collaborate in a private setting without stolen valor.

Problem Worth Solving

Every year, 8000 veterans commit suicide, increasing approx. 30% each year. No space on social media for veterans and service members to talk privately and freely with one another about their experiences, issues related to PTSD, or transitioning to civilian life.

COLOSSAL INC

Our Solutions

- Private veteran feed in public platform

- Verify veterans to ensure no stolen valor

- Immediate access to crisis hotline

- Created a public social media platform

- Users have freedom of expression

- Multiple user options to control content

Colossal Inc

COLOSSAL INC

Target Market

- Military veterans - 18 million + in US

- Adults ages 18-65

- Small/Large business owners

- Political organizations

- Mental health professionals

Competitive Landscape

No other current solution verifies veteran status and provides a private social media feed.
We <u>do not</u> have direct competitors in that field.

Competitors	How our solution is better
Gab.ai	End-to-end encryption, published mobile apps, timed auto delete posts, reputation
Parler	End-to-end encryption, groups, no private info collected, timed auto delete posts
Clouthub	End-to-end encryption, groups, much broader market, timed auto delete posts

COLOSSAL INC

Funding Needed

$50K

Funding will be used for further development of the mobile applications as well as the implementation of the website application of SayScape.

Colossal Inc

Sales Channels

- Apple App Store

- Google Play Store

- Browser search functions

- Redirects from other websites

- Word of mouth

Marketing Activities

- Advertise on mainstream social media

- Attend veteran/military events

- Outreach to political entities

- Business advertising initiative

- Market through social media influencers

COLOSSAL INC

Team and Key Roles





Christopher Santos

Chief Executive Officer



Justin Wade

Chief Operations Officer



Alexia Santos

Chief Technology Officer



Joseph Nurse

Chief Information Officer

Colossal Inc